Filed by Voyager Acquisition Corp

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company:

Veraxa Biotech Holding AG

(Commission File No. 333-289108)

Press Release

VERAXA Biotech and Secarna Pharmaceuticals Initiate
Antibody Oligonucleotide Conjugate Alliance in Immunology

Partnership combines Secarna’s OligoCreator® platform with VERAXA’s technology suite to create next-generation targeted therapies for autoimmune and inflammatory diseases

ZURICH, SWITZERLAND, and MARTINSRIED/MUNICH, GERMANY – September 30, 2025 -- VERAXA Biotech, an emerging leader in designing novel cancer therapies and proposed de-SPAC acquisition target of Voyager Acquisition Corp. (NASDAQ:VACH, “Voyager”), and Secarna Pharmaceuticals GmbH & Co. KG, a company redefining the discovery and development of best-in-class oligonucleotide therapeutics, today announced a strategic research collaboration to develop next-generation antibody oligonucleotide conjugates (AOCs). The combination of both technology platforms aims to unlock novel targeted therapies for the treatment of autoimmune and chronic immune diseases

AOCs combine the specificity of monoclonal antibodies with the functional versatility of oligonucleotides. One of the primary advantages of AOCs is their ability to deliver therapeutic oligonucleotides directly to disease-relevant cells, thereby enhancing treatment efficacy and minimizing off-target effects. This targeted delivery mechanism allows for precise modulation of gene expression, which is particularly beneficial in treating complex diseases including conditions involving the immune system.

As part of the collaboration, Secarna will leverage its proprietary, AI-empowered OligoCreator® discovery and development platform to identify promising oligonucleotide candidates, applying both antisense oligonucleotides (ASOs) and siRNA strategies. OligoCreator® has been shown to greatly expedite the drug discovery process, from target selection to therapeutic development, identifying and characterizing potentially safe and efficacious therapeutic candidates at unparalleled speed. VERAXA will use technology suite including its click chemistry conjugation platform to design and generate highly efficacious, uniform and safe AOCs.

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

“Today’s alliance with Secarna highlights once more the versatility of our technology suite and the range of opportunities we can tackle with partners that are complementary to our R&D focus in oncology,” commented Christoph Antz, Ph.D., CEO and Co-Founder of VERAXA. “AOCs represent a very attractive additional pocket in our industry where our expertise and antibody conjugation technology can enable unique therapeutic modalities. We are thrilled to partner with Secarna, a renowned expert in the field of developingoligonucleotide-based therapies.”

“We are truly excited to collaborate with VERAXA on this new class of highly targeted therapeutics,” said Konstantin Petropoulos, Ph.D., CEO of Secarna Pharmaceuticals. “The combination of our oligonucleotide platform with VERAXA’s complementary ADC technologies, together with our mutual expertise in discovering and developing best-in-class therapeutics, will open up a wide range of potential therapeutic applications in the field of immunological diseases.”

About VERAXA Biotech

At VERAXA, we are building a premier engine for the discovery and development of next-generation antibody-based therapeutics, including bispecific ADCs, bispecific T cell engagers and other innovative formats. Powered by a suite of transformative technologies and guided by rigorous quality-by-design principles, we are rapidly advancing our pipeline of ADCs and proprietary BiTAC formats into clinical development and beyond. VERAXA was founded on scientific breakthroughs made at the European Molecular Biology Laboratory, a world-renowned institution known for pioneering life science research and cutting-edge technology. For more information, please visit www.veraxa.com.

On April 22, 2025, VERAXA entered into a definitive business combination agreement (the “Business Combination Agreement”) with Voyager Acquisition Corp., a Cayman Islands exempted company and special purpose acquisition company targeting the healthcare sector (NASDAQ: VACH, “Voyager”). Upon closing of the Business Combination Agreement, VERAXA is expected to become a publicly traded company listed on NASDAQ.

About Secarna Pharmaceuticals

Secarna Pharmaceuticals is a biopharmaceutical company redefining the discovery and development of best-in-class oligonucleotide therapeutics addressing high unmet medical needs in immuno-oncology and immunology, as well as viral, neurodegenerative and cardiometabolic diseases. Secarna’s mission is to maximize the performance and output of OligoCreator®, its proprietary oligonucleotide discovery and development platform, to generate highly specific, safe, and efficacious best-in-class therapeutics. With over 20 discovery and development programs, including both proprietary pipeline projects and partnered programs, Secarna focuses on targets in indications where oligonucleotide-based approaches have clear potential benefits over other therapeutic modalities. www.secarna.com

About Voyager Acquisition Corp.

Voyager is a special purpose acquisition company with a bold mission: to revolutionize the healthcare sector through a merger, stock purchase, or business combination. Our team of experienced executives includes unparalleled expertise in investing, operations, and medical innovation, supported by a vast network of connections. With these strengths, we not only seek to drive success but commit to scaling companies to unprecedented heights in the healthcare industry. For more information, please visit https://www.voyageracq.com.

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

Participants In the Solicitation

Voyager, VERAXA, and their respective directors, executive officers, other members of management, and employees may be deemed participants in the solicitation of proxies from Voyager’s stockholders with respect to the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Voyager’s directors and officers in Voyager’s filings with the SEC, including, when filed with the SEC, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, amendments and supplements thereto, and other documents filed with the SEC. Such information with respect to VERAXA’s directors and executive officers will also be included in the proxy statement/prospectus. You may obtain free copies of these documents as described below under the heading “Additional Information and Where to Find It”.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Voyager or VERAXA, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release includes certain statements that may be considered forward-looking statements within the meaning of the federal securities laws. Forward-looking statements include, without limitation, statements about future events or Voyager’s or VERAXA’s future financial or operating performance. For example, statements regarding VERAXA’s anticipated growth and the anticipated growth and other metrics, statements regarding the benefits of the Business Combination, and the anticipated timing of the completion of the Business Combination are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology.

These forward-looking statements regarding future events and the future results of Voyager and VERAXA are based on current expectations, estimates, forecasts, and projections about the industry in which VERAXA operates, as well as the beliefs and assumptions of Voyager’s management and VERAXA’s management. These forward-looking statements are only predictions and are subject to, without limitation, (i) known and unknown risks, including the risks and uncertainties indicated from time to time in the final prospectus of Voyager relating to its initial public offering filed with the SEC, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Voyager; (ii) uncertainties; (iii) assumptions; and (iv) other factors beyond Voyager’s or VERAXA’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, VERAXA’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and Voyager and VERAXA therefore caution against relying on any of these forward-looking statements.

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Voyager and its management, VERAXA and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond Voyager’s or VERAXA’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement and any subsequent definitive agreements with respect to the Business Combination; (ii) the outcome of any legal proceedings that may be instituted against Voyager, VERAXA, or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (iii) the inability to complete the Business Combination due to the failure to obtain consents and approvals of the shareholders of Voyager, to obtain financing to complete the Business Combination or to satisfy other conditions to closing, or delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the transactions contemplated by the Business Combination Agreement; (iv) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (v) projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, and the estimated implied enterprise value of VERAXA; (vi) VERAXA’s ability to scale and grow its business, and the advantages and expected growth of VERAXA; (vii) VERAXA’s ability to source and retain talent, the cash position of VERAXA following closing of the Business Combination; (viii) the ability to meet stock exchange listing standards in connection with, and following, the consummation of the Business Combination; (ix) the risk that the Business Combination disrupts current plans and operations of VERAXA as a result of the announcement and consummation of the Business Combination; (x) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of VERAXA to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (xi) costs related to the Business Combination; (xii) changes in applicable laws, regulations, political and economic developments; (xiii) the possibility that VERAXA may be adversely affected by other economic, business and/or competitive factors; (xiv) VERAXA’s estimates of expenses and profitability; (xv) the failure to realize estimated shareholder redemptions, purchase price and other adjustments; and (xvi) other risks and uncertainties set forth in the filings by Voyager with the SEC. There may be additional risks that neither Voyager nor VERAXA presently know or that Voyager and VERAXA currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of Voyager or VERAXA speak only as of the date they are made. None of Voyager or VERAXA undertakes any obligation to update any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It

In connection with the Business Combination Agreement, Voyager and/or VERAXA intend to file relevant materials with the SEC, including the Registration Statement, which will include a proxy statement/prospectus of Voyager, and will file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for the proxy statement/prospectus or any other document that Voyager has filed or may file with the SEC in connection with the proposed transaction. When available, the definitive proxy statement and other relevant materials for the proposed transaction will be mailed or made available to stockholders of Voyager as of a record date to be established for voting on the proposed transaction.

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

Before making any voting or investment decision, investors and stockholders of Voyager are urged to carefully read, when they become available, the entire registration statement, the proxy statement/prospectus, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, and the documents incorporated by reference therein, because they will contain important information about Voyager, VERAXA, and the proposed transaction. Voyager’s investors and stockholders and other interested persons will also be able to obtain copies of the registration statement, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, other documents filed with the SEC that will be incorporated by reference therein, and all other relevant documents filed with the SEC by Voyager in connection with the Transaction, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Voyager at the address set forth below.

Contact

VERAXA Biotech AG	Secarna Pharmaceuticals

Dr. Christoph Antz CEO Phone: +49 (0)6221 3521330 Email: antz@veraxa.com	Konstantin Petropoulos, PhD, MBA CEO Phone: +49 (0)89 215 46 375 Email: info@secarna.com

Voyager Acquisition Corp. Mr. Adeel Rouf CEO, and Director Email: adeel@voyageracq.com	For Media and Investors Mario Brkulj Valency Communications Phone: +49 160 9352 9951 Email: mbrkulj@valencycomms.eu

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

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